

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Jai Li
Chief Executive Officer
U Power Limited
2F, Zuoan 88 A, Lujiazui
Shanghai, People's Republic of China

> **Re: U Power Limited**
> **Registration Statement on Form F-1**
> **Filed December 22, 2022**
> **File No. 333-268949**

Dear Jai Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Management
Compensation of Directors and Executive Officers, page 119

1.   Please update your disclosure in this section to reflect the year ended December 31, 2022.

Exhibits Index, page II-3

2.   We note that you have filed forms of many of the required exhibits. Please final executed versions of the exhibits in a pre-effective amendment to this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing